INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at May 30, 2012 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in Canadian dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person's name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON Canada M5J 2Y1, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting. Telephone voting can be completed at 1-866-732-VOTE (8683). Internet voting can be completed at www.investorvote.com.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a Nominee or Intermediary such as a brokerage firm through which they purchased the Shares. Such Intermediaries include banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited. If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder, and will need to follow the procedures outlined in the request for voting instructions sent by the Nominee or Intermediary.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Intermediaries (through their service providers). If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder's attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 Shares and 20,000,000 Preferred Shares, issuable in series, of which 3,236,668 Shares (and no Preferred Shares) are issued and outstanding as of May 30, 2012. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on May 30, 2012 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held.

To the best of the knowledge and belief of the directors and executive officers of the Company, as of May 30, 2012 the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	12.95%

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi's shares are held by Northland Properties Corporation.

Election of Directors

The Company’s board of directors (the "Board of Directors" or the "Board") is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election, subject to Board approval.

The term of office of Stephen Fane and R. Thomas Gaglardi, the Class III directors, will expire at the conclusion of the Meeting. The terms of office of the directors in Classes I and II expire at the 2013 and 2014 annual meetings, respectively.

The persons named below will be presented for election at the Meeting as management's nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of Shares beneficially owned, or controlled or directed, directly or indirectly, by them.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Director of Leading Brands Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)

Stephen K. Fane, FCA (3)	Mr. Fane is the CEO of Valcent	October	June 2012	0
Director	Products Inc. and the President of	2007
British Columbia, Canada	New Century Holdings Ltd.

	Mr. Fane was President and CEO of
	Hot House Growers Income Fund, a
	publicly traded income trust, from
	December 2003 to October 2006.

	He is a former partner in a
	predecessor firm to
	PricewaterhouseCoopers Inc.

	A graduate of the University of
	British Columbia, he became a
	Chartered Accountant in 1972 and
	was elected a Fellow of the Institute
	of Chartered Accountants in 1997.

R. Thomas Gaglardi	President, Northland Properties	October	June 2012	419,125 (4)
Director	Corporation, a hotel, real estate and	1998
British Columbia, Canada	restaurant company, and Chairman &
	CEO of Sandman Hotels, Inns &
	Suites, Moxie's Restaurants, LP,
	Shark Clubs of Canada, Inc. and
	Denny's Restaurants of Canada.

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Director of Leading Brands Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)

Ralph D. McRae	Chairman of the Company since	March	July 2013	176,616
Chairman, President,	March 1996. President and CEO of	1996
CEO and Director	the Company since November 1996.
British Columbia,
Canada	Mr. McRae is also a director and the
	Chairman and CEO of McRae
	Management Ltd., a waste
	management and water company based
	in Surrey, British Columbia.

	He is a member of the Bar of British
	Columbia, and holds a Bachelor of
	Commerce (1980) and LLB (1981)
	from the University of British
	Columbia.

	Mr. McRae is also a member of the
	Board of the Canadian Coast Guard
	Auxiliary – Pacific Region.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Director of Leading Brands Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)

James Corbett(3)	Founder and President of Canadian
Director	Outback Adventures. Trained as a	June 2008	June 2014	10,000
British Columbia,	Chartered Accountant.
Canada
Mr. Corbett has served as a member of
the Tourism Management Advisory
Committee of Capilano University,
and is also a guest lecturer at various
colleges.

Darryl R. Eddy(3)	Mr. Eddy has been a director of	July 2009	July 2013	110,571
Director	Leading Brands, Inc. since July 2009.
British Columbia,	He is also President of Radale Inc., a
Canada	private investment holding company
and a managing director of Genpar
Capital Inc.

Mr. Eddy is a recently retired partner
of PricewaterhouseCoopers LLP and a
past Managing Director of
PricewaterhouseCoopers Corporate
Finance Inc.

(1)	Each of the nominees named above has held the principal occupation, business or employment indicated for at least five years, except as set forth otherwise above.

(2)

The information as to province and country of residence, principal occupation and number of Shares beneficially owned, controlled or directed, directly or indirectly, by the nominees is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(3)	Member of the Company's Audit Committee, each of whom is independent as defined in Canadian and US securities legislation.

(4)	404,125 of these Shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Executive Compensation

Compensation Discussion and Analysis

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the Shareholders in the sustained growth of shareholder value.

The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

  promote an ownership mentality among key leadership and the Board of Directors;
  enhance the overall performance of the Company; and
  recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company beginning on February 28, 2007 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return

	Feb. 28 2007(1)	Feb. 29 2008(1)	Feb. 28 2009(1)	Feb. 28 2010(1)	Feb. 28 2011	Feb. 29 2012
LBIX PRICE (US$)	$10.70	$6.75	$0.55	$1.76	$3.35	$3.80
NASDAQ INDEX	2416.15	2271.48	1377.84	2273.57	2782.27	2986.76

(1)	The numbers have been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of Shares are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Summary Compensation Table

The following table sets forth all remuneration paid by the Company and its subsidiaries for the three most recently completed fiscal years to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, whose total compensation was, individually, more than $150,000 for the fiscal year (collectively the "Named Executive Officers" or "NEOs).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae Chairman, President and CEO	2012 2011 2010	nil nil nil	nil nil nil	nil 556,603 nil	nil nil nil	nil nil nil	528,000(2) 84,000(3) 528,000 84,000 479,600 84,000	612,000 1,168,603 563,600
Dallyn Willis(4) CFO	2012	90,769	nil	34,704	nil	nil	nil	125,473
Dave Read Executive Vice President	2012 2011 2010	nil nil nil	nil nil nil	nil 227,185 nil	15,000 nil nil	nil nil nil	245,350(5) 239,118 192,218	260,350 466,303 192,218
Sinan ALZubaidi Vice President of Bottling Operations	2012 2011 2010	151,691 188,675 153,681	nil nil nil	nil 113,592 nil	28,500 10,000 28,500	nil nil nil	nil nil nil	180,191 312,267 182,181

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2010, 2011, and 2012 fiscal years. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company with a director in common with the Company, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by a member of the board of directors of BBI Holdings Inc.

(4)	Mr. Willis was the VP of Finance & Administration of the Company from March 1, 2011 to January 11, 2012 when he was promoted to CFO.

(5)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

The Company does not have formal employment or consulting agreements. Some executives are paid as employees of the Company and others are paid as consultants, who invoice the Company for their services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	16,000 330,750
Dallyn Willis	10,000	3.00	January 11, 2022	8,000
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 135,000
Sinan ALZubaidi	4,833 1,367 5,000 7,000 50,000	4.05 5.35 6.20 3.00 2.45	February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018 June 1, 2020	nil nil nil 5,600 67,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.80, and the exercise or base price of the option. The Company’s shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$0.9895.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	970
Dallyn Willis	nil
Dave Read	nil
Sinan ALZubaidi	340

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 29, 2012, no stock options were exercised by the Named Executive Officers.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and below titled "Outstanding Option-Based Awards for Directors".

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer's responsibilities. The local laws regarding termination and severance are assumed to apply.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each directors' meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	11,000	nil	nil	nil	nil	11,000
Darryl Eddy	11,000	nil	nil	nil	nil	11,000
Stephen Fane	11,000	nil	nil	nil	nil	11,000
R. Thomas Gaglardi	7,500	nil	nil	nil	nil	7,500

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD)
James Corbett	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	16,000 3,000 67,500
Darryl Eddy	20,000 10,000 50,000	5.20 3.50 2.45	July 15, 2014 Sept. 28, 2019 June 1, 2020	nil 3,000 67,500
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 16,000 3,000 67,500
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	16,000 3,000 67,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.80, and the exercise price of the option. The Company’s shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$0.9895.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	455
Darryl Eddy	nil
Stephen Fane	455
R. Thomas Gaglardi	455

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. The options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 29, 2012, no stock options were exercised by the directors.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase Shares. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. The following table sets out information regarding equity securities of the Company as of February 29, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($USD) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity securities approved by shareholders	733,466	-	n/a
Equity securities not approved by shareholders (1)	242,967	-	n/a
Total	976,433	3.047	n/a

(1)	Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Company's Board of Directors. There is no requirement for shareholder approval.

Indebtedness of Directors and Executive Officers

During the last completed fiscal year, no current or former director, executive officer, employee or nominee for election as a director of the Company nor any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, except as disclosed herein, no informed person (as defined in National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators) of the Company, nominee for election as a director, or any associate or affiliate of any informed person or nominee, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which in either case has materially affected or would materially affect the Company.

Appointment of Auditor

The management of the Company intends to nominate BDO Canada LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company, as disclosed under the heading above, titled 'Executive Compensation'.

Corporate Governance

National Policy 58-201, Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Three of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the Shares of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities; and

  identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and its committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent directors. During the year ended February 29, 2012, five (5) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Stephen K. Fane	Valcent Products Inc.

Participation of Directors in Board Meetings

In the year ended February 29, 2012, five (5) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett	5
Darryl Eddy	5
R. Thomas Gaglardi	4
Stephen Fane	5
Ralph McRae	5

Board Mandate

The Board has adopted a written mandate, a copy of which was filed as Schedule "B" to the Company's information circular dated May 25, 2006 on SEDAR at www.sedar.com on May 30, 2006, which mandate is incorporated by reference in this Information Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chairman of the Board and Committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chairman of the Board includes leading the Board and organizing the Board to achieve the goals of the Company; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

The Board has not adopted a position description for the CEO; however the duties and responsibilities of the position are reviewed on an ongoing basis by the Board.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to the Company's business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors and its committees and the Company's operations, and are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of the Company's corporate governance policies, the Board mandate, the mandates of the Board committees, the Company's business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's corporate headquarters and operations. Board members have full access to the Company's records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting the Company, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.SEDAR.com on May 30, 2005 and is incorporated by reference in this Information Circular. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company to date, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The independent directors have responsibility for identifying potential Board candidates. Potential candidates are assessed to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has also adopted a written charter that sets forth the responsibilities, powers and operations of a Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Executive Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. To assist in its review, the Board conducts informal surveys of its directors. As part of the assessments, the Board may review the mandates or charters and conduct reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company's Audit Committee is contained in the Company's Form 20-F (the "AIF"). A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Other Matters to be Acted Upon

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs of the Company at Suite 1800 - 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year.

Directors' Approval

This Information Circular contains information as at May 30, 2012, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 30th day of May, 2012

ON BEHALF OF THE BOARD OF
DIRECTORS

“ Ralph McRae”

Ralph D. McRae, Chairman, President and
Chief Executive Officer